SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION STATEMENT PURSUANT TO RULES 13d-1(a) AND 13d-2(a) UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.  )(1)

                          LEADING EDGE PACKAGING, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    521708107
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                                 (CUSIP Number)

                Casey K. Tjang, c/o Leading Edge Packaging, Inc., 350 Fifth Avenue, Suite 3922, New York, NY 10118
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     11/3/97
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report th e acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                               (Page 1 of 5 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521708107                      13D               Page 2 of 5 Pages

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1.            NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
              Chung Hwa Development Holdings Limited
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2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]
                                                                       (b) [  ]
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3.            SEC USE ONLY

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4.            SOURCE OF FUNDS*
              OO
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5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [  ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION
              Bermuda/Hong Kong
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   NUMBER OF SHARES     7.    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON         1,875,000
         WITH
                      ----------------------------------------------------------
                        8.    SHARED VOTING POWER

                              0
                      ----------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER

                              1,875,000
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
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11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,875,000
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12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*                                               [  ]
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13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              56.6%
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14.           TYPE OF REPORTING PERSON
              CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1

                  Title of Securities. Common Stock, par value, $0.01 per share. Name of Issuer. Leading Edge Packaging, Inc.
                  Address of Issuer's Principal Executive Office.
                  Empire State Building, 350 Fifth Avenue, Suite 3922,
                  New York, New York 10118.

Item 2

         (a) Name of Person Filing. This Schedule 13D is being filed for Chung Hwa Development Holdings Limited ("Chung Hwa").

         (b) Address of Principal Business Office. The principal business office of Chung Hwa is Rm. 912 Hutchinson House, 10 Harcourt Road, Central, Hong Kong.

         (c) Chung Hwa serves as a holding company for subsidiaries in the luxury consumer product packaging, food and beverage and other industries.

         (d) During the last five years, Chung Hwa has not been convicted in any criminal proceeding.

         (e) During the last five years, Chung Hwa has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         (f) Citizenship. Chung Hwa is a Bermuda company which is listed on The Stock Exchange of Hong Kong.

Item 3 Shares were transferred as part of an internal corporate restructuring from a subsidiary to a parent for no consideration.

Item 4 Shares were transferred as part of an internal corporate restructuring from a subsidiary to a parent for no consideration.


                                page 3 of 5 pages

Item 5.  Ownership

         (a) Amount Beneficially Owned. As of the date hereof Chung Hwa owned 1,875,000 shares of the issuer's Common Stock.

                  Percent of Class. The shares of Common Stock held by Rich City represent 56.6% of the Common Stock outstanding as of the date hereof.

         (b)      Number of shares as to which such person has:

                  Sole power to vote or to direct the vote: 1,875,000
                  Shared power to vote or to direct the vote: 0
                  Sole power to dispose or to direct the disposition of:
                    1,875,000
                  Shared power to dispose or to direct the disposition of: 0

         (c) On November 3, 1997, Chung Hwa acquired 1,875,000 shares of Common Stock from its subsidiary, Rich City International Packaging Limited.

Item 6            Not applicable.

Item 7            Not applicable.


                                page 4 of 5 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: November 7, 1997


                                CHUNG HWA DEVELOPMENT HOLDINGS LIMITED


                                By:  /s/ Jenkin Cheng
                                    -------------------
                                     Name: Jenkin Cheng
                                     Title:









                                page 5 of 5 pages